EXHIBIT 77(O) MORGAN STANLEY DEAN WITTER INTERMEDIATE INCOME SECURITIES 10f-3 transactions for the period March 1, 1999 -
    August 31, 1999 TOTAL ISSUED/ DATE PRICE SHARES % of PRINCIPAL PURCHASED SECURITY PURCHASED SHARE PURCHASED Assets AMOUNT BY FUND BROKER(S) Sanwa 8.35% 7/15/2009 7/15/99 $99.943 2,000,000 1.450% 1,500,000,000 0.133%
 Merrill Lynch Penzoil Quaker 6 3/4 4/1/09 3/30/99 $99.490
          500,000 0.321% 200,000,000 0.250% Chase